                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                             SecurFone America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   81371G 10 S
--------------------------------------------------------------------------------
                                 (CUSIP Number)

 Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                       Cleveland, Ohio 44114, 216-736-7204
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 1, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------------

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following pages)

                                  1 of 18 Pages

                                  SCHEDULE 13D
CUSIP NO. 81371G 10 S                                        PAGE 2 OF 18 PAGES

-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

    MICHAEL M. GRAND
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
 3  SEC USE ONLY

-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    MICHIGAN
-------------------------------------------------------------------------------
      NUMBER OF               7   SOLE VOTING POWER

       SHARES                     -0-
                             --------------------------------------------------
    BENEFICIALLY              8   SHARED VOTING POWER

      OWNED BY                    9,050,000
                             --------------------------------------------------
        EACH                  9   SOLE DISPOSITIVE POWER

      REPORTING                   4,550,000
                             --------------------------------------------------
       PERSON                10   SHARED DISPOSITIVE POWER

        WITH                      -0-
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,050,000
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                               [___]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    84.0 %
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 81371G 10 S                                        PAGE 3 OF 18 PAGES

-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

    MONTPILIER HOLDINGS, INC.
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
 3  SEC USE ONLY

-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    NEVADA
-------------------------------------------------------------------------------
      NUMBER OF               7   SOLE VOTING POWER

       SHARES                     -0-
                             --------------------------------------------------
    BENEFICIALLY              8   SHARED VOTING POWER

      OWNED BY                    9,050,000
                             --------------------------------------------------
        EACH                  9   SOLE DISPOSITIVE POWER

      REPORTING                   4,500,000
                             --------------------------------------------------
       PERSON                10   SHARED DISPOSITIVE POWER

        WITH                      -0-
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,050,000
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                               [___]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    84.0 %
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 81371G 10 S                                        PAGE 4 OF 18 PAGES

-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

    GLUCKMAN FAMILY TRUST
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
 3  SEC USE ONLY

-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    SC
-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA
-------------------------------------------------------------------------------
      NUMBER OF               7   SOLE VOTING POWER

       SHARES                     -0-
                             --------------------------------------------------
    BENEFICIALLY              8   SHARED VOTING POWER

      OWNED BY                    9,050,000
                             --------------------------------------------------
        EACH                  9   SOLE DISPOSITIVE POWER

      REPORTING                   1,761,875
                             --------------------------------------------------
       PERSON                10   SHARED DISPOSITIVE POWER

        WITH                      -0-
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,050,000
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                [___]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    84.0 %
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 81371G 10 S                                        PAGE 5 OF 18 PAGES

-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

    FRED GLUCKMAN
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
 3  SEC USE ONLY

-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    SC
-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA
-------------------------------------------------------------------------------
      NUMBER OF               7   SOLE VOTING POWER

       SHARES                     -0-
                             --------------------------------------------------
    BENEFICIALLY              8   SHARED VOTING POWER

      OWNED BY                    9,050,000
                             --------------------------------------------------
        EACH                  9   SOLE DISPOSITIVE POWER

      REPORTING                   1,761,875
                             --------------------------------------------------
       PERSON                10   SHARED DISPOSITIVE POWER

        WITH                      -0-
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,050,000
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                               [___]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    84.0 %
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 81371G 10 S                                        PAGE 6 OF 18 PAGES

-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

    ANDREOLI FAMILY TRUST
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
 3  SEC USE ONLY

-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    SC
-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    NEVADA
-------------------------------------------------------------------------------
      NUMBER OF               7   SOLE VOTING POWER

       SHARES                     -0-
                             --------------------------------------------------
    BENEFICIALLY              8   SHARED VOTING POWER

      OWNED BY                    9,050,000
                             --------------------------------------------------
        EACH                  9   SOLE DISPOSITIVE POWER

      REPORTING                   1,761,875
                             --------------------------------------------------
       PERSON                10   SHARED DISPOSITIVE POWER

        WITH                      -0-
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,050,000
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                               [___]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    84.0 %
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 81371G 10 S                                        PAGE 7 OF 18 PAGES

-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

    VERA ELLEN ANDREOLI
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
 3  SEC USE ONLY

-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    SC
-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    NEVADA
-------------------------------------------------------------------------------
      NUMBER OF                7  SOLE VOTING POWER

       SHARES                     -0-
                             --------------------------------------------------
    BENEFICIALLY              8   SHARED VOTING POWER

      OWNED BY                    9,050,000
                             --------------------------------------------------
        EACH                  9   SOLE DISPOSITIVE POWER

      REPORTING                   1,761,875
                             --------------------------------------------------
       PERSON                10   SHARED DISPOSITIVE POWER

        WITH                      -0-
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,050,000
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                               [___]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    84.0 %
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 81371G 10 S                                        PAGE 8 OF 18 PAGES

-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

    ROBERT A. STEINER
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
 3  SEC USE ONLY

-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    SC
-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA
-------------------------------------------------------------------------------
      NUMBER OF                7  SOLE VOTING POWER

       SHARES                     -0-
                             --------------------------------------------------
    BENEFICIALLY              8   SHARED VOTING POWER

      OWNED BY                    9,050,000
                             --------------------------------------------------
        EACH                  9   SOLE DISPOSITIVE POWER

      REPORTING                   516,250
                             --------------------------------------------------
       PERSON                10   SHARED DISPOSITIVE POWER

        WITH                      -0-
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,050,000
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                               [___]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    84.0 %
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
-------------------------------------------------------------------------------

CUSIP NO. 81371G 10 S

         This original Schedule 13D Statement is filed jointly on behalf of Michael M. Grand, Montpilier Holdings, Inc., a Nevada corporation, Fred Gluckman, Gluckman Family Trust, a trust established under the laws of the State of California, Vera Ellen Andreoli, Andreoli Family Trust, a trust established under the laws of the State of Nevada, and Robert A. Steiner, for the purpose of reporting the ownership of shares of Common Stock, $0.001 par value per share, of SecurFone America, Inc., a Delaware corporation.

Item 1.  SECURITY AND ISSUER.

         This Schedule 13D Statement relates to the shares of Common Stock, $0.001 par value per share (the "Shares"), of SecurFone America, Inc., a Delaware corporation ("SecurFone"), which has its principal executive offices at 1801 Robert Fulton Drive, Suite 400, Reston, Virginia 20191.

Item 2.  IDENTITY AND BACKGROUND.

         (a) The persons filing this Schedule 13D are Michael M. Grand and Montpilier Holdings, Inc., a Nevada corporation ("Montpilier"), Gluckman Family Trust, a trust established under the laws of the State of California ("GFT"), and Fred Gluckman, as Trustee of GFT, Andreoli Family Trust, a trust established under the laws of the State of Nevada ("AFT"), and Vera Ellen Andreoli, as Trustee of AFT, and Robert A. Steiner (collectively, the "Investor Group").

         (b) The address of Mr. Grand and Montpilier is 31731 Northwestern Highway, Ste. 280-W, Farmington, MI 48334. The address of Mr. Gluckman and GFT is 377 Bellaire St., Del Mar, CA 92014. The address of Ms. Andreoli and AFT is 313 Liberty Circle South, Las Vegas, NV 89121. The address of Mr. Steiner is 4014 Calle Isabella, San Clemente, CA 92629.

         (c) Mr. Grand is an attorney practicing in the areas of commercial and real estate law. Mr. Grand is also a director of SecurFone. Mr. Grand is the sole shareholder of Parthenon Holdings, L.C.C. ("Parthenon"), a holding company and the sole shareholder of Montpilier.

         Mr. Gluckman is Owner and President of Tel.n.Form Interactive Communications Corporation, a California corporation. Mr. Gluckman is also a director of SecurFone. Mr. Gluckman is the sole Trustee of GFT.

         Ms. Andreoli is President of VE-SAA Inc., a data management company. Ms. Andreoli is the sole Trustee of AFT.

         Mr. Steiner is a travel consultant. Mr. Steiner is also a director of SecurFone.

         (d) Negative with respect to each member of the Investor Group.

         (e) Negative with respect to each member of the Investor Group.

         (f) Mr. Grand is a citizen of the State of Michigan. Montpilier is a corporation organized under the laws of the State of Nevada. Mr. Gluckman is a citizen of the State of California. GFT

                               Page 9 of 18 Pages

CUSIP NO. 81371G 10 S

is a trust established under the laws of the State of California. Ms. Andreoli is a citizen of the State of Nevada. AFT is a trust established under the laws of the State of Nevada. Mr. Steiner is a citizen of the State of California.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Shares reported herein were acquired by Mr. Grand and Montpilier more than 60 days prior to the filing of this Schedule 13D. The Shares reported herein as have been acquired by Mr. Gluckman and GFT, Ms. Andreoli and AFT, Mr. Steiner and the remaining shareholders of IXATA, Inc., a California corporation ("IXATA") (collectively, the "IXATA Shareholders"), were acquired in exchange for all of the capital stock of IXATA, now a wholly-owned subsidiary of SecurFone.

Item 4.  PURPOSE OF TRANSACTION.

         Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D, no member of the Investor Group presently has plans or proposals that relate to or would result in any of the following:

       (i) the acquisition or, except as set forth in this Item 4, the disposition of securities of SecurFone;

       (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving SecurFone;

       (iii)  the sale or transfer of a material amount of assets of SecurFone;

       (iv) any change in the present board of directors or management of SecurFone;

       (v) a material change in the present capitalization or dividend policy of SecurFone;

       (vi) a material change in the business or corporate structure of SecurFone;

       (vii) a change to the Amended Articles of Incorporation and Amended By-laws of SecurFone or an impediment to the acquisition of control of SecurFone by any person;

       (viii) the delisting from any national securities exchange of the Shares;

       (ix) a class of equity securities of SecurFone becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

       (x) any action similar to any of those enumerated in (i) through (ix) above.

       Each member of the Investor Group reserves the right to modify his, her or its plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through

                               Page 10 of 18 Pages

CUSIP NO. 81371G 10 S

(x) above or in Item 4 of Schedule 13D. In addition, Messrs. Grand, Gluckman and Steiner are members of the Board of Directors of SecurFone, and as directors may also formulate policies that may result in the occurrence of an event set forth in (i) through (x) above or in Item 4 of Schedule 13D.

         The members of the Investor Group and certain shareholders of SecurFone are parties to a Voting Agreement, effective July 1, 1999, that provides that to the extent that any of the members of the Investor Group or certain shareholders of SecurFone is the legal or beneficial owner of any shares of voting stock of SecurFone, they will vote those shares (1) in favor of electing Michael M. Grand, Paul B. Silverman and Andrew H. Kent (so long as each desires to serve) or their respective replacement appointed by Mr. Grand to the Board of Directors of SecurFone; and (2) in favor of electing Fred Gluckman, Robert A. Steiner and Paul Hatch (so long as each desires to serve) or their respective replacement appointed by vote or consent of a majority of the shares held by the IXATA Shareholders to the Board of Directors of SecurFone. The Voting Agreement will terminate on the first to occur of: (1) the mutual written agreement of all of the parties to terminate the Voting Agreement; (2) the death or dissolution of the last of certain parties to the Voting Agreement; (3) the sale of 80% or more of the outstanding capital stock of SecurFone; (4) certain parties to the Voting Agreement cease to collectively own at least 25% of the outstanding voting stock of SecurFone on a fully diluted basis; or (5) the fifth anniversary of the Voting Agreement.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) There were 10,775,169 Shares outstanding as of July 1, 1999.

         Mr. Grand owns an option to purchase 50,000 Shares, or less than 1% of the outstanding Shares. Montpilier owns 4,500,000 Shares, or approximately 41.8% of the outstanding Shares. As sole shareholder of Parthenon, the sole shareholder of Montpilier, Mr. Grand is deemed to beneficially own all 4,550,000 Shares, or approximately 42.0% of the outstanding Shares.

         GFT owns 1,761,875 Shares, or approximately 16.4%, of the outstanding Shares. Mr. Gluckman. As sole Trustee of GFT, Mr. Gluckman is deemed to beneficially own all 1,761,875 Shares, or approximately 16.4% of the outstanding Shares.

         AFT owns 1,761,875 Shares, or approximately 16.4%, of the outstanding Shares. As sole Trustee of AFT, Ms. Andreoli is deemed to beneficially own all 1,761,875 Shares, or approximately 16.4 % of the outstanding Shares.

         Mr. Steiner owns 516,250 Shares, or approximately 4.8%, of the outstanding Shares.

         (b) Mr. Grand, as sole shareholder of Parthenon, the sole shareholder of Montpilier, has shared power to vote, or to direct the voting of, the Shares owned by himself, Montpilier, and the other members of the Investor Group, and the sole power to dispose, or to direct the disposition of, the Shares owned by himself and Montpilier.

                               Page 11 of 18 Pages

CUSIP NO. 81371G 10 S

         Mr. Gluckman, as sole Trustee of GFT, has shared power to vote, or to direct the voting of, the Shares owned by GFT and the other members of the Investor Group, and the sole power to dispose, or to direct the disposition of, the Shares owned by GFT.

         Ms. Andreoli, as sole Trustee of AFT, has shared power to vote, or to direct the voting of, the Shares owned by AFT and the other members of the Investor Group, and the sole power to dispose, or to direct the disposition of, the Shares owned by AFT.

         Mr. Steiner has shared power to vote, or to direct the voting of, the Shares owned by himself and the other members of the Investor Group, and the sole power to dispose, or to direct the disposition of, the Shares owned by himself.

         Pursuant to the Voting Agreement, which is described in Item 4, the members of the Investor Group may be deemed to be a group under Rule 13d-5(b), promulgated under the Exchange Act, with respect to all 9,050,000 of the Shares owned by the members of the Investor Group.

         (c) SecurFone and the IXATA Shareholders are parties to a Stock Purchase Agreement, dated July 1, 1999, whereby the IXATA Shareholders exchanged all of the capital stock of IXATA for 4,500,000 shares of newly-issued Shares of SecurFone. As a result, IXATA is now a wholly-owned subsidiary of SecurFone.

         (d) Not Applicable.

         (e) Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7.1 Voting Agreement, by and among SecurFone America, Inc., a Delaware corporation ("SecurFone"), and certain shareholders of SecurFone, dated as of July 1, 1999 (Incorporated by reference to SecurFone's Form 8-K filed with the Securities and Exchange Commission on July 20, 1999 (Commission File No. 33-83526))

         Exhibit 7.2   Joint Filing Agreement

                               Page 12 of 18 Pages

CUSIP NO. 81371G 10 S

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 21, 1999

                                       By: /s/ Michael M. Grand
                                          ------------------------------
                                          Michael M. Grand, individually


                                       MONTPILIER HOLDINGS, INC.


                                       By: /s/ Michael M. Grand
                                          ------------------------------
                                          Michael M. Grand, President


                               Page 13 of 18 Pages

CUSIP NO. 81371G 10 S

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 1999


                                       By: /s/ Fred Gluckman
                                          ------------------------------
                                          Fred Gluckman, individually


                                       GLUCKMAN FAMILY TRUST


                                       By: /s/ Fred Gluckman
                                          ------------------------------
                                          Fred Gluckman, Trustee


                               Page 14 of 18 Pages

CUSIP NO. 81371G 10 S

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 1999


                                       By: /s/ Vera Ellen Andreoli
                                          ------------------------------
                                          Vera Ellen Andreoli, individually


                                       ANDREOLI FAMILY TRUST


                                       By: /s/ Vera Ellen Andreoli
                                          ------------------------------
                                          Vera Ellen Andreoli, Trustee

                               Page 15 of 18 Pages

CUSIP NO. 81371G 10 S

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 1999


                                       By: /s/ Robert A. Steiner
                                          ------------------------------
                                          Robert A. Steiner, individually


                               Page 16 of 18 Pages

CUSIP NO. 81371G 10 S

                                  EXHIBIT INDEX

Exhibit 7.1 Voting Agreement, by and among SecurFone America, Inc., a Delaware corporation ("SecurFone") and certain shareholders of SecurFone, dated as of July 1, 1999. (Incorporated by reference to SecurFone's Form 8-K filed with the Securities and Exchange Commission on July 20, 1999 (Commission File No. 33-83526))

Exhibit 7.2   Joint Filing Agreement



                               Page 17 of 18 Pages